As filed with the SEC on December 14, 2001

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-2/A

Amendment No. 1 to

REGISTRATION STATEMENT

Under

The Securities Act of 1933

TRI-VALLEY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1231	84-0617433
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No)

5555 Business Park South, Suite 200

Bakersfield, California 93309

661-864-0500

(Address, including zip code, and telephone number, including area code,

of registrant's principal executive offices)

F. Lynn Blystone, President

5555 Business Park South, Suite 200

Bakersfield, California 93309

661-864-0500

(Name, address and telephone number of agent for service)

Copy to:

Lee Polson

Strasburger & Price, LLP

600 Congress Avenue, Suite 2600

Austin, Texas 78701

512-499-3600

(FAX) 512-499-3660

Date of Commencement of Proposed Sale:

As soon as possible after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]

If the registrant elects to deliver its latest annual report to security holder, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE
Title of each Class of Securities to be Registered	Proposed Amount To Be Registered	Proposed Maximum Offering Price Per Share (1)	Maximum Aggregate Offering Price	Amount Of Registration Fee
Common Stock, par value $.001 per share (2)	8,000,000	$1.32	$10,560,000	$2,640.00
Common Stock, par value $.001 per share (3)	500,000	$1.32	$ 660,000	$ 165.00
Total	8,500,000	$1.32	$11,220,000	$2,805.00
  Estimated solely for purposes of calculating the amount of the registration fee pursuant to the provisions of Rule 457(c), based on $1.32 per share, which is the average of the high and low price of our common stock reported on the OTC Bulletin Board on October 9, 2001.
  Up to 8,000,000 shares of our common stock will be issuable as put shares to Swartz Private Equity, LLC ("Swartz") pursuant to an Investment Agreement, dated as of September 13, 2001.
  Up to 500,000 shares of our common stock will be issuable upon exercise of a warrant to Swartz, also issued pursuant to the Investment Agreement.

The Registrant amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this registration statement is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION

PROSPECTUS

TRI-VALLEY CORPORATION

Resale of 8,500,000 Shares of Common Stock

This prospectus relates to 8,500,000 shares of our common stock that may be offered and sold from time to time by the selling shareholder, Swartz Private Equity, LLC. ("Swartz"). We will not receive any of the proceeds from the sale of the common stock offered hereby. However, we will receive the sale price of any common stock that we sell to Swartz under the Investment Agreement described in this prospectus or upon the exercise for cash of the warrants held by Swartz. We will pay the costs of registering these shares under the prospectus, including legal fees. Swartz will pay any sales commissions incurred in connection with their sales.

Our common stock is traded on the OTC Bulletin Board under the symbol "TRIL."

See Risk Factors beginning on page 4 for a discussion of certain factors that should be considered by prospective purchasers of our stock.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus may be amended or completed. A registration statement relating to these securities has been filed with the SEC. The securities may not be sold until the registration statement becomes effective. The prospectus is not soliciting an offer to buy the securities in any state where offers or sales are not permitted.

Subject to Completion, __________, 2001

TRI-VALLEY CORPORATION

5555 Business Park South, Suite 200

Bakersfield, California 93309

(661) 864-0500

Resale of 8,500,000 Shares of Common Stock
  PROSPECTUS SUMMARY

1.1. Tri-Valley Corporation

We explore, acquire and develop prospective and producing petroleum and precious metals properties. Our petroleum producing properties and our exploration and development efforts are located primarily in northern California. We own an undeveloped gold mining claim near Richardson, southeast of Fairbanks, Alaska. Our operations, including financial statements, are more fully described in our Annual Report on Form 10-KSB for the year ended December 31, 2000, and our Quarterly Report on Form 10-QSB for the period ended September 30, 2001, which accompany this prospectus.

1.2. Securities to be Issued to Swartz Private Equity

This prospectus relates to the sale from time to time of up to 500,000 common shares underlying warrants issued to Swartz and up to 8,000,000 common shares to be issued to Swartz pursuant to our Investment Agreement with Swartz. That Investment Agreement allows us to sell common shares to Swartz with a total value up to $15,000,000 subject to certain conditions. For each common share we put to Swartz, we will receive the lesser of (1) 93% of the market price for our stock or (2) the market price minus $0.12 per share. The number of shares sold to Swartz may not exceed 15% of the aggregate trading volume during the twenty trading days following the date we invoke a put right, and is subject to other volume limitations. See Section 4, The Investment Agreement, page 10.

Under our Investment Agreement with Swartz, when we sell common shares to Swartz we will receive the lesser of (1) 93% of the market price for our stock or (2) the market price minus $0.12 per share. The number of shares sold to Swartz may not exceed 15% of the aggregate trading volume during the twenty trading days following the date we invoke a put right, and is subject to other volume limitations. A detailed description of the Investment Agreement is contained in Section 4, The Investment Agreement, page 10.

Swartz is an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), and any discounts, concessions or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the common stock by them, will be considered underwriting commissions or discounts under the Securities Act.

1.3. The Offering
Common stock outstanding on September 30, 2001	19,689,748 (1)

Shares offered by selling security holder	8,500,000 (2)

Shares outstanding after this offering	28,189,748 (2), (3)

Percentage of our shares following this offering that are being offered for resale	30% (4)

Total proceeds of this offering	None, however we may receive up to $15,000,000 from Swartz under the investment agreement and up to an additional $1,210,000 from sales to Swartz on the exercise of outstanding warrants.

Use of proceeds	We will use the proceeds to finance property acquisition and development, for working capital, and to pay the expenses of this offering.
  Does not include 500,000 shares underlying warrants issued to Swartz in connection with the investment agreement or 2,534,000 shares underlying options currently outstanding and held by our officers, directors and an ex-employee.
  Includes up to 8,000,000 shares that may be issued to Swartz under the Investment Agreement and up to 500,000 shares underlying warrants issued to Swartz in connection with the Investment Agreement. These shares would not be deemed to be beneficially owned within the meaning of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 before their acquisition by Swartz.
  The current number of shares that Swartz could receive and resell under the Investment Agreement for each of our puts is the lesser of (a) 1,500,000 shares per put or (b) 15% of the aggregate daily reported trading volume of our common stock for the last 20 days, which equaled 50,040 shares as of November 30, 2001.

1.4. Summary Financial Information

The table on the following page summarizes our financial information. You should read our financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in the accompanying Quarterly Report on Form 10QSB and Annual Report on Form 10-KSB.

Summary Financial Information

	Nine Months Ended September 30,		Year Ended December 31,				Transition Period Ended December 31,	Year Ended July 31,
	2001	20000	2000	1999	1998	1997	1996	1996
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Operating Statement Data:
Revenues	$1,662,516	$2,174,390	$2,197,369	$2,686,129	$977,892	$915,519	$474,521	$879,247
Costs and Expenses	1,518,228	2,036,495	3,564,665	2,664,378	1,987,348	1,389,718	565,943	1,195,005
Net Income (Loss) before Change in Accounting Provision	144,288	137,895	(1,367,296)	21,751	(1,009,456)	(475,799)	(93,022)	(317,358)
Change in Accounting Provision	-	-	-	-	-	(2,860,776)	-	-
Net Income (Loss) after Change in Accounting Provision	144,288	137,895	(1,367,296)	21,751	(1,009,456)	(3,336,572)	(93,022)	(317,358)
Basic Earnings (Loss) Per Common Share before Change in Accounting Provision	$0.01	$0.01	$(0.07)	$0.00	$(0.05)	$(0.03)	$(0.01)	$(0.04)
Basic Earnings (Loss) Per Common Share after Change in Accounting Provision	$0.01	$0.01	$(0.07)	$0.00	$(0.05)	$(0.19)	$(0.01)	$(0.04)

Balance Sheet Data:
Current Assets	$ 814,037	$2,846,463	$2,203,960	$8,207,682	$ 500,828	$3,602,879	$1,114,504	$ 538,539
Property & Equipment, Net	1,932,107	1,210,778	1,306,689	1,059,755	1,038,237	821,614	3,182,860	3,085,825
Other Assets	597,660	598,006	606,470	605,921	739,454	590,245	439,079	325,011
Total Assets	3,343,804	4,655,207	4,117,119	9,873,358	2,278,519	5,014,238	4,736,473	3,949,375
Current Liabilities	2,680,069	2,769,682	3,649,568	8,375,244	977,582	2,712,490	945,285	1,632,451
Long Term Obligations	6,934	14,466	12,038	21,055	8,527	13,590	37,608	916,757
Total Liabilities	2,687,003	2,784,148	3,661,606	8,396,299	986,109	2,726,080	982,893	2,549,208
Shareholders' Equity	$ 656,801	$ 1,871,059	$ 455,513	$1,477,059	$1,292,410	$2,184,798	3,090,870	1,400,167

2. RISK FACTORS

2.1. Our success depends heavily on market conditions and prices for oil and gas.

Our success depends heavily upon our ability to market oil and gas production at favorable prices. In recent decades, there have been both periods of worldwide overproduction and underproduction of hydrocarbons and periods of increased and relaxed energy conservation efforts. As a result the world has experienced periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis; these periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas. The excess or short supply of oil and gas has placed pressures on prices and has resulted in dramatic price fluctuations.

We depend on market price trends to sell our production at a profit. We received historically high gas prices at the wellhead in northern California in the first 6 months of 2001, but in the summer of 2001 prices fell back to more customary levels. If lower prices continue, our profitability will be hurt.

2.2. Estimating oil and gas reserves leads to uncertain results and thus our estimates of value of those reserves could be incorrect.

The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated in reserve reports that we periodically obtain from independent reserve engineers.

Any significant variance in these assumptions could materially change the estimated quantities and present value of our reserves. In addition, our proved reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond our control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to our reserves will likely vary from the estimates used, and such variances may be material.

2.3. Continued production of oil and gas depends on our ability to find or acquire additional reserves, which we may not be able to find.

In general, the volume of production from oil and gas properties declines as reserves are depleted. Except to the extent that we acquire properties containing proved reserves or conduct successful development and exploitation activities, or both, our proved reserves will decline as reserves are produced. Our future oil and gas production is, therefore, highly dependent upon our ability to find or acquire additional reserves. The business of acquiring, enhancing or developing reserves is capital intensive. We require cash flow from operations as well as outside investments to fund our acquisition and development activities. If our cash flow from operations is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of oil and gas reserves would be impaired.

2.4. Our oil and gas reserves are concentrated in California. Because we are not diversified geographically, local conditions may have a greater effect on us than on other companies.

Substantially all of our oil and gas reserves are located in northern California. Because our reserves are not diversified geographically, our business is more subject to local conditions than other, more diversified companies. For example, natural gas prices in northern California have fluctuated more in the past year than in other parts of the U.S. This resulted in higher prices for our gas in early 2001, but local prices could fall below the national average price, and that might reduce our profitability more than for other companies. In addition, some California lawmakers have called for more regulation of natural gas prices and production in the past year. Increased price or production regulation could reduce the prices we can obtain for our production or increase our operating costs.

2.5. Oil and gas drilling and production activities are subject to numerous mechanical and environmental risks that could cause less production.

These risks include the risk that no commercially productive oil or gas reservoirs will be encountered, that operations may be curtailed, delayed or canceled, and that title problems, weather conditions, compliance with governmental requirements, mechanical difficulties or shortages or delays in the delivery of drilling rigs and other equipment may limit our ability to develop, produce or market our reserves. New wells we drill may not be productive and we may not recover all or any portion of our investment in the well. Drilling for oil and gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. In addition, our properties may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties.

Industry operating risks include the risks of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards, such as oil spills, natural gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In accordance with customary industry practice, we maintain insurance against these kinds of risks, but our level of insurance may not cover all losses in the event of a drilling or production catastrophe. Insurance is not available for all operational risks, such as risks that we will drill a dry hole, fail in an attempt to complete a well or have problems maintaining production from existing wells.

Oil and gas activities can result in liability under federal, state, and local environmental regulations for activities involving, among other things, water pollution and hazardous waste transport, storage, and disposal. Such liability can attach not only to the operator of record of the well, but also to other parties that may be deemed to be current or prior operators or owners of the wells or the equipment involved. Environmental laws could subject us to liabilities for environmental damages even where we are not the operator who caused the environmental damage.

2.6. Drilling is a speculative activity, because assessments of drilling prospects are inexact.

The successful acquisition of oil and gas properties depends on our ability to assess recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors. Exploratory drilling remains a speculative activity. Even when fully utilized and properly interpreted, seismic data and other advanced technologies only assist geoscientists in identifying subsurface structures and do not enable the interpreter to know whether hydrocarbons are in fact present.

Therefore, our assessments of drilling prospects are necessarily inexact and their accuracy inherently uncertain. In connection with such an assessment, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Such a review, however, will not reveal all existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. In most cases, we are not entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities, and we generally acquire interests in the properties on an "as is" basis with limited remedies for breaches of representations and warranties. In those circumstances in which we have contractual indemnification rights for pre-closing liabilities, the seller may not be able to fulfill its contractual obligations. In addition, competition for producing oil and gas properties is intense and many of our competitors have financial and other resources, which are substantially greater than ours. Therefore, we may not be able to acquire producing oil and gas properties which contain economically recoverable reserves or that it will make such acquisitions at acceptable prices.

2.7. We make substantial capital expenditures for our exploration and development projects, and may not profit from all projects.

We finance capital expenditures for exploration and development with cash flow from operations and sales of working interests to passive investors and oil industry participants. We will need additional financing in the future to fund our developmental and exploration activities.

We may not be able to obtain additional financing or may not be able to obtain additional financing with favorable terms. If additional capital resources are not available to us, our developmental and other activities may be curtailed, which would harm our business, financial condition and results of operations.

2.8. If our production is not marketable, we will not profit.

The marketability of our natural gas production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Most of our natural gas is delivered through natural gas gathering systems and natural gas pipelines that we do not own. Federal, state and local regulation of oil and gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect our ability to produce and market oil and gas. Any dramatic change in market factors could have a material, adverse effect on our financial condition and results in operations.

2.9. We may not be able to successfully compete with other companies.

The oil and gas industry is highly competitive in all its phases. Competition is particularly intense with respect to the acquisition of desirable producing properties, the acquisition of oil and gas prospects suitable for enhanced production efforts, and the hiring of experienced personnel. Our competitors in oil and gas acquisition, development, and production include the major oil companies in addition to numerous independent oil and gas companies, individual proprietors and drilling programs. Many of these competitors possess and employ financial and personnel resources substantially greater than those which are available to us and may be able to pay more for desirable producing properties and prospects and to define, evaluate, bid for, and purchase a greater number of producing properties and prospects than we can. Our financial or personnel resources to generate reserves in the future will be dependent on our ability to select and acquire suitable producing properties and prospects in competition with these companies.

2.10. Governmental regulations make production more difficult, and production costs higher.

Domestic exploration for the production and sale of oil and gas are extensively regulated at both the federal and state levels. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue, and have issued, rules and regulations affecting the oil and gas industry which often are difficult and costly to comply with and which carry substantial penalties for noncompliance. State statues and regulations require permits for drilling operations, drilling bonds, and reports concerning operations. Most states in which we will operate also have statutes and regulations governing conservation matters, including the unitization or pooling of properties and the establishment of maximum rates of production from wells. Many state statutes and regulations may limit the rate at which oil and gas could otherwise be produced from acquired properties. Some states have also enacted statutes proscribing ceiling prices for natural gas sold within their states. Our operations are also subject to numerous laws and regulations governing plugging and abandonment, the discharge of materials into the environment or otherwise relating to environmental protection. The heavy regulatory burden on the oil and gas industry increases its costs of doing business and consequently affects its profitability. Any change in such laws, rules, regulations, or interpretations, may harm our financial condition or operating results.

2.11. The departure of any of our key personnel would slow our operations until we could fill the position again.

The business of the company will depend on the continued services of our president and chief executive officer, F. Lynn Blystone. We have an employment agreement with Mr. Blystone which ends in August 2002, and is automatically renewable for two one-year periods after 2002. The loss of his services would be particularly detrimental to us because of his background and experience in the oil and gas industry. We carry key man life insurance of $500,000 on Mr. Blystone's life.

We also consider our chief financial officer, Thomas J. Cunningham, and the president of our Tri-Valley Oil and Gas subsidiary, Joseph R. Kandle, to be key employees whose loss would be detrimental to us because of their oil and gas industry experience. We do not have employment contracts with either Mr. Cunningham or Mr. Kandle. We carry key man life insurance of $1,000,000 on Mr. Kandle, and no key man insurance on Mr. Cunningham.

2.12. Shares issued in the Investment Agreement could dilute our stock price on future sale.

The sale of stock pursuant to the Investment Agreement may substantially dilute the interests of other security holders. The shares issuable to Swartz pursuant to the Investment Agreement will be issued at a discount to the average daily price of our common stock, which will dilute the shares of common stock then outstanding. Over the course of the Investment Agreement, the common stock may be further diluted every time we exercise a put option and sell shares.

The precise amount of dilution that the security holders may experience is uncertain because the number, size, and timing of the sales depends on a number of factors. We will consider the following factors in determining the size and amount of each sale:

- our assessment of general market and economic conditions;

- our actual and projected revenues and expenses;

- our short-term and long-term operating capital requirements;

- the availability and cost of alternative sources of financing; and

    the trading price of our common stock and our expectations with respect to its future trading price.

Our description with respect to the number, size, and timing of each sale is also subject to a number of contractual limitations described in Section 4, The Investment Agreement, page 10.

2.13. The sale of large amounts of our common stock could reduce our stock price and encourage short sales.

When we sell shares to Swartz pursuant to the Investment Agreement, Swartz may hold our stock in their own portfolio, sell our stock in the open market, or place our stock through negotiated transactions with other investors. To the extent that Swartz sells those shares in the market, the number of our common shares in the market will increase and may cause the market price of our shares to decrease. If our share price decreases, we would need to issue more shares in order to put the maximum dollar amounts allowed under the Investment Agreement. This may encourage short sales, which could further reduce the price of our common stock.

2.14. Penny stock rules may make it more difficult to sell our stock.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to a few exceptions.

Our stock is subject to these regulations, which require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with it. The existence of these rules may make it more difficult to sell Tri-Valley stock than for other, more established companies.

2.15. Investment Agreement with Swartz may not provide adequate financing.

The funds we receive from the purchase of stock by Swartz under the Investment Agreement may not provide sufficient funds for us to continue operations according to our business plan. If the funds from the Investment Agreement are insufficient, we may have to find additional capital, either in the form of loans or sale of more equity, to continue our business. If we do not receive the additional capital once we need it, we will have to scale back our operations and potentially cease active business operations until we can negotiate an alternative capital strategy.

2.16. We may use the proceeds of this offering in ways with which you may not agree.

Net proceeds to us from any sales to Swartz will be used for working capital and for general corporate purposes, including possible mergers or acquisitions. If the Company does effect a merger or acquisition the target company would be within the same industry. We have not yet identified any potential merger or acquisition candidates. We have not allocated any specific amount of our net proceeds for any particular purpose. Consequently, our management will have broad discretion with respect to the expenditure of the net proceeds of any sales to Swartz, including discretion to use the proceeds in ways with which you may not agree.

  USE OF PROCEEDS

  We will not receive any proceeds from the resale of our common stock pursuant to this offering. We will, however, receive proceeds from the sale of our common stock to Swartz pursuant to the Investment Agreement, and, if exercised, we will receive proceeds from the sale of shares to Swartz upon its exercise of the warrants. In theory and based on the terms of Investment Agreement, we may realize up to $16,210,000 in net proceeds. Net proceeds are determined after deducting all of the expenses associated with this offering (estimated to be $19,805). We intend to use the proceeds for working capital and other general corporate purposes including mergers/acquisitions. We have not identified any merger or acquisition candidates. We expect that a merger or acquisition candidate would be engaged in the same business as we are. (oil and gas exploration and production, or gold exploration). Section 4, page 10, describes the Investment Agreement.

  THE INVESTMENT AGREEMENT

4.1. Summary

We signed an Investment Agreement with Swartz on September 13, 2001, which entitles us from time to time to issue and sell up to $15 million of our common stock to Swartz, subject to a formula based on our stock price and trading volume, from time to time over a three year period beginning on the date this registration is declared effective. For each common share sold to Swartz, we will receive the lesser of the market price of our stock minus $0.12 or 93% of the market price. Throughout this Prospectus, we refer to our election to sell stock to Swartz as a "Put Right." The Agreement gives us discretion over the amount and timing of the sales. As partial consideration for Swartz's agreeing to enter the Investment Agreement, we granted Swartz warrants to purchase 500,000 shares of our common stock at an initial exercise price of $2.42 per share. As of the date of this prospectus Swartz does not have, or has ever had, a short position in Tri-Valley.

4.2. Procedure

In order to invoke a Put Right, we must have an effective registration statement on file with the SEC registering the resale of the common shares which may be issued as a consequence of the invocation of that Put Right. We must also be trading on at least the Over the Counter Bulletin Board. We must give Swartz at least 5, but not more than 20, business days advance notice of the date on which we intend to exercise a particular Put Right. The notice must indicate the date we intend to exercise the Put Right and the maximum number of shares of common stock we intend to sell to Swartz as part of such Put Right. We may also designate a maximum dollar amount (not to exceed $2 million) and/or a minimum purchase price. The minimum purchase price may not exceed the lesser of (i) 85% of our stock's closing bid price on the day before we give Swartz notice of the put, or (ii) our stock's closing bid price on the day before we give Swartz notice of the put minus $0.18.

The number of common shares we sell to Swartz in any given Put Right may not exceed the lesser of:

  1.5 million shares;
  15% of the aggregate daily reported trading volume of our common stock, excluding certain block trades of 20,000 or more shares of common stock, during the 20 business days after the date of our put notice, excluding any trading day in which the common stock trades below a price based on the minimum price, if any, that we specify in our Put Right notice.
  15% of the aggregate reported trading volume of our stock, excluding certain block trades of 20,000 or more shares of common stock, during the 20 business days before the Put Right date;
  the intended Put Share amount, specified in our Put Notice; or
  a number of shares that, when added to the number of shares acquired by Swartz under the Investment Agreement during the 61 days preceding the Put Right date, would exceed 9.99% of the total number of shares of our common stock then outstanding.

Swartz will pay us a percentage of the market price for each share of common stock under the Put Right. The market price of our common stock during the 20 business days immediately following the date we exercise a Put Right is used to determine the purchase price Swartz will pay and the number of shares we will issue in return. We call this 20 day period, the "pricing period," throughout this Prospectus. For each share of common stock sold to Swartz, they will pay us the lesser of:

  the market price per share for the applicable pricing period, minus $0.12; or
  93% of the market price per share for the applicable pricing period.

The Investment Agreement defines market price as the average of the three lowest daily volume weighted average prices of our common stock during the pricing period. However, Swartz must pay at least the designated minimum per share price, if any, that we specify in our notice. If the price of our common stock is below the greater of the designated minimum per share price plus $0.12 or the designated minimum per share price divided by .93 during any of the 20 days during the pricing period, that day is excluded from the 15% limitation described above. Therefore, the amount of cash that we can receive for any such corresponding Put Right may be reduced if we elect to apply a minimum price per share and our stock price declines.

The Investment Agreement requires that we wait a minimum of 5 business days after the end of the pricing period for a prior Put Right before exercising a subsequent Put Right. We may, however, give advance notice of our subsequent Put Right during the pricing period for the prior Put Right. We can only exercise one Put Right during each pricing period.

4.3. Sample Calculations

SAMPLE CALCULATION OF STOCK PURCHASE PRICE AND NUMBER OF SHARES

For example, suppose for our first put we provide a put notice to Swartz, and that we set the threshold price at $1.85 per share, below which we will not sell any shares to Swartz during the pricing period. Suppose further that the total daily trading volume for the 20 trading days immediately preceding the put date is 269,800 shares with no block trades. Under these hypothetical numbers, the maximum amount of shares that could be sold to Swartz is as follows:

    the total trading volume for the 20 days prior to our put notice (269,800 shares) multiplied by 15% equals 40,470

If the total daily trading volume for the 20 trading days during the actual pricing periods was greater than 269,100 (like our example that follows) then the maximum amount of shares that could be sold will be 40,470.

SAMPLE CALCULATION OF NUMBER OF SHARES

For example, for the first trading day in the example in the table below, the calculation is as follows: multiply 15% times the total shares traded (8,200) to get 1,230 shares. Perform this calculation for each day in the twenty-day pricing period, excluding any days on which trading daily trading price traded below the $1.85 threshold price set by us. In the table below there are no days which must be excluded.

Volume Weighted
Trading Day	Average Price ($)(1)	Total Shares Traded	Number of Shares Sold
1	2.40	8,200	1,230
2	2.30	13,700	2,055
3	2.40	4,300	645
4	2.30	9,100	1,365
5	2.27	7,900	1,185
6	2.25	15,300	2,295
7	2.04	32,100	4,815
8	2.00	57,100	8,565
9	2.04	13,800	2,070
10	2.02	5,800	870
11	2.14	6,900	1,035
12	2.40	17,100	2,565
13	2.26	3,400	510
14	2.20	14,700	2,205
15	2.40	4,200	630
16	2.15	18,900	2,835
17	2.25	9,700	1,455
18	2.15	5,500	825
19	2.15	18,700	2,805
20	2.11	4,100	615
Totals:		270,500	40,575

  The volume weighted average prices are illustrative only and should not be interpreted as a forecast of share prices or the expected or historical volatility of the share prices of our common stock.

The total number of shares that we would issue to Swartz for this put would be 40,470 shares, which was previously calculated as the maximum number of shares that could have been sold based on multiplying 15% by the total trading volume for the 20 trading days prior to the put date (even though 15% multiplied by the total shares traded during the purchase period equals 40,575 shares). The purchase price for these shares would be the lesser of the market price for each applicable pricing period minus $0.12 or 93% of the market price for such pricing period, provided that the purchase price shall in no event be less than the threshold ("floor") price we set. Market price is defined as the average of the three lowest daily volume weighted average prices (provided by Bloomberg) of our common stock during the pricing period. In our example above, assume the three lowest daily volume weighted average prices were $2.00, $2.02 and $2.04 during the pricing period. Swartz will purchase shares at $1.88 (93% of the average of the three day volume weighted average prices) per share. Therefore, for 40,470 shares we would receive approximately $76,084 from this put. There is no placement agent involved in this transaction to receive any other fees.

We are registering a total of 8,000,000 shares to be sold to Swartz. Therefore, in order for the company to receive $15,000,000, the average sale price of these shares would need to be $1.875 per share. Our average closing price for the 30 day trading period ending on October 5, 2001, on the Over-The-Counter Bulletin Board was $1.73. The maximum allowable number of shares per Put Right under the Investment Agreement is 1,500,000 shares. Assuming our trading price remained at this level, if we put the maximum allowable shares per put to Swartz under the Investment Agreement, each put would yield the maximum of $2,000,000 in proceeds to us. The restrictions discussed, such as the restriction limiting the put amount to a percentage of our aggregate trading volume, may operate to prevent us from putting the maximum allowable number of shares. The average trading volume for the 30 day trading period beginning on October 5, 2001, was 17,491 shares per day. At that volume level, the Company would have been restricted to putting 2,470 (15% of 17,491) shares per day to Swartz or 49,400 shares for the Put period. Assuming the average of the three lowest daily volume weighted average prices was $1.73, Swartz would purchase shares at $1.61 (93% of $1.73) yielding approximately $79,534 ($1.61 multiplied by 49,400) in the 20 day Put period.

4.4. Limitations and Conditions to our Put Rights

Our ability to Put shares of our common stock, and Swartz's obligation to purchase the shares, is subject to the satisfaction at the time of each Put of certain conditions. These conditions include, among others:

  we have satisfied all obligations under the agreements entered into between us and Swartz in connection with the Swartz Investment Agreement;
  our common stock is quoted on the OTC Bulletin Board and we have not received any notice of suspension or delisting of the shares;
  our representations and warranties in the Investment Agreement are accurate as of the date of each Put;
  we have reserved for issuance a sufficient number of shares of our common stock to satisfy our obligations to issue shares under any Put and upon exercise of 500,000 warrants; and
  this registration statement is effective and no stop order relating to it is in effect.

If any of the following events occur during the pricing period for a put, the pricing period shall extend for 10 business days after such an event, and the trading volume for the remaining days in the pricing period shall not be included in the volume limitations:

  we have announced or implemented a subdivision or combination of our common stock;
  we have paid a common stock dividend;
  we have made a distribution of all or any portion of our assets between the Put Notice Date and the date the particular put closes; or
  we have consummated a major transaction between the advance Put Notice date and the date the particular put closed.

Our right to Put shares to Swartz will terminate permanently if:

  we, or any of our directors or executive officers, have engaged in a transaction or conduct related to us that resulted in a Securities and Exchange Commission enforcement action, or a civil judgment or criminal conviction or for fraud or misrepresentation or any other offense that, if prosecuted criminally, would constitute a felony under applicable law;
  we reach the maximum investment limit of $15 million;
  we file for bankruptcy or any other proceeding for the relief of debtors;
  we materially breach covenants we made in the Investment Agreement; or
  this registration statement is not declared effective by September 13, 2002.

4.5. Short Sales

Short sales are sales of common stock by a person that are not owned and possessed by that person at the time of the sale. A covered short sale is a short sale of borrowed stock by a person that beneficially owns a separate long position in that stock. Covered short sale positions can be covered in one of two ways: (i) by buying shares in the open market to cover the short position, or (ii) by covering with shares of common stock separately owned by the person. Which method to use is in the discretion of the short seller. A naked short position is a short sale of borrowed stock by a person that does not hold a separate long position in that stock. A naked short sale position is covered by buying shares in the open market to cover the short position. Naked short sale transactions can cause the price of the company's common stock to drop. Transactions to cover naked short sales can cause the company's common stock to rise.

Swartz is not allowed to create a naked short position during the term of the equity line. Swartz is not allowed to sell a number of shares of common stock in excess of the sum of (i) number of Put Shares that have accrued pursuant to the Volume Limitations for the applicable Put up through that time (not to exceed the number of such Put Shares specified in the Put Notice), plus (ii) the number of Put Shares and Warrant Shares that the Investor has accumulated under the terms of this Agreement in previous Puts or upon the exercise of Commitment Warrants.

4.6 Put Interruption and Cancellation

Once we deliver a Put notice to the Investor, we may not cancel the Put. However, a Put may be interrupted, which will change the pricing period and cause any minimum share price set by us to be void. We must cancel a particular put if between the date of the advanced Put Notice and the last day of the pricing period:

  we discover an undisclosed material fact that would require the registration statement to be amended or supplemented in order to remain correct and effective;

  the registration statement registering resales of the common shares becomes ineffective; or

  shares are delisted from the then primary exchange.

4.7. Termination of Investment Agreement

Our right to initiate puts under the Investment Agreement will terminate either three (3) years after the date on which this registration is declared effective by the SEC, or thirty (30) business days after (i) we have delivered Puts for the maximum amount to be sold or (ii) we have given notice to Swartz that we are terminating the Investment Agreement, unless it has been terminated earlier because of a condition listed in Section 4.4 above.

4.8. Costs of Closing the Transaction

All expenses, other than commissions and fees and expenses of counsel to Swartz, incurred in connection with registrations, filings or qualifications pursuant to the Investment Agreement, shall be borne by us.

4.9. Capital Raising Limitations

During the term of the Investment Agreement and for a period of sixty (60) days after the termination of the Investment Agreement, we are prohibited from entering into any private capital raising transaction agreements without obtaining Swartz's prior written approval.

The above restrictions do not apply to the following items, and we may engage in and issue securities in the following transactions without notifying or obtaining approval from Swartz:

  in connection with acquisitions;
  in a primary underwritten offering of our common stock;
  upon conversion or exercise of currently outstanding options, warrants or other convertible securities;
  under any option or restricted stock plan for the benefit of employees or directors; or
  upon the issuance of debt securities with no equity feature for working capital purposes.

4.10. Warrants Issued to Swartz

On April 20, 2001, we granted Swartz warrants to purchase 500,000 shares of our common stock at an initial exercise price of $2.42 per share, the closing price of our stock on August 20, 2001. The shares underlying these warrants are being registered in this registration statement. The warrants expire five years after the date of the agreement. The warrants became exercisable on the following schedule:

  166,666 became exercisable in August 2001.
  333,334 became exercisable on the date of our Investment Agreement with Swartz.

The exercise price of the warrants may be adjusted downward if we issue any common stock, warrants or options to a third party at a price less than the exercise price then in effect, except for (x) issuances of up to 50,000 shares in connection with project financing for oil, gas or mineral development or (y) issuances under our 1998 employee stock option plan. The warrants also contain anti-dilution provisions providing for adjustment of the exercise price and/or the number of shares of common stock issuable upon exercise of the warrants in the event of any recapitalization, reorganization, reclassification, stock dividend, stock split, stock combination, merger or similar transaction.

4.11. Registration Rights

When we executed the Investment Agreement, we also entered a registration rights agreement with Swartz. That agreement obligates us to use our best efforts to cause this registration statement to become effective with the Securities and Exchange Commission by December 18, 2001. If the SEC comments on our registration statement, we must respond to their comments within 45 days. If we fail to meet either deadline, the registration rights agreement requires us to pay a $500 per day penalty fee for every business day we are late.

4.12. Swartz's Right of Indemnification

We have agreed to indemnify Swartz, including its owners, employees, investors and agents, from all liability and losses resulting from any misrepresentations or breaches by us under the Investment Agreement, certain related agreements including the Registration Rights Agreement, or this registration statement. We have also agreed to indemnify these persons for any claims based on a breach by us, our directors or officers of a fiduciary duty, or a violation of Section 5 of the Securities Act caused by the integration of the private sale of our common stock to Swartz and the public offering under this registration statement.

5. THE SELLING SECURITY HOLDER

Name of Selling Shareholder	Shares Owned Prior to Offering	Shares of Common Stock Offered	Common Stock after the Offering Number(2)

			Amount	Percent
Swartz Private Equity, LLC(1)	0	8,500,000	0	* %

* Represents less than one percent.

  Represents up to 8,000,000 shares of our common stock that we may sell to Swartz pursuant to the Investment Agreement and 500,000 shares of our common stock that we may issue to Swartz upon Swartz's exercise of the commitment warrant issued to them in connection with the Equity Line Investment agreement (these shares would not be deemed to be beneficially owned within the meaning of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 before their acquisition by Swartz). It is expected that Swartz will not own beneficially more than 9.9% of our outstanding common stock at any time.
  Assumes that the selling shareholder will resell all of the offered shares and the selling shareholder will retain no shares for their own account.

Swartz is not an affiliate of ours and has not had any material relationship with us during the past three years. See, Section 4, The Investment Agreement, page 10.

6. PLAN OF DISTRIBUTION

Swartz is offering the common stock for its account as statutory underwriter within the meaning of Section 2(a)(ii)(1) of the Securities Act of 1933, as amended and not for our account. Accordingly, Swartz will be subject to prospectus delivery requirements.

The common stock may be offered for sale and sold by the Swartz in one or more transactions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices determine on a negotiated or competitive bid basis. Swartz may sell the stock in block transactions, in which a large quantity of stock (generally 10,000 shares or more) are sold at once in a negotiated transaction, as opposed to being sold in the over-the-counter auction market.

The common stock may be sold through a broker-dealer acting as an agent or a principal. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders. They may also receive compensation from the purchasers of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

We have informed Swartz that the anti-manipulation rules of the SEC, including Regulation M promulgated under the Securities Exchange Act, will apply to its sales in the market. Regulation M may limit the timing of purchases and sales of any of the shares of our common stock by the selling shareholder and any other person distributing our common stock. The anti-manipulation rules under the Securities Exchange Act may apply to sales of shares of our common stock in the market and to the activities of the selling shareholders and their affiliates. Furthermore, Regulation M of the Securities Exchange Act may restrict the ability of any person engaged in the distribution of shares of our common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

Rules 101 and 102 under Regulation M under the Securities Exchange Act, among other things, generally prohibit certain participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

Swartz will pay all commissions, transfer taxes and other expenses associated with their sales. Swartz's shares are being registered pursuant to our contractual obligations, and we have agreed to pay the expenses of preparation of this prospectus.

7. DESCRIPTION OF SECURITIES

We are authorized to issue 100 million shares of $0.001 par value common stock. As of September 30, 2001, 19,689,748 shares of our common stock were issued and outstanding, excluding the 500,000 warrants granted to Swartz and 2,534,000 shares issuable upon exercise of options by our officers, directors and an ex-employee. All outstanding shares of common are fully paid and not subject to further calls or assessments.

7.1. Common Stock

Each shareholder of the common stock is entitled to one vote for each share of common stock held on all matters to be voted on by shareholders. Our Certificate of Incorporation precludes cumulative voting in elections of directors. However, because we are qualified to do business in California and our principal place of business and many of our shareholders are in California, we must comply with certain provisions of the California Corporations Code concerning the rights of shareholders. Thus, we are subject to Section 708 of the California Corporations Code, permitting shareholders to cumulate their votes at any election of directors. In the election of directors, cumulative voting permits each shareholder give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares held by the shareholder, or to distribute that number of votes among as many candidates as the shareholder sees fit. No shareholder may cumulate votes in an election of directors unless a shareholder has given notice of the intention to cumulate votes prior to the commencement of voting. If any shareholder has given notice of the intent to cumulate votes, then all shareholders may do so.

Shareholders have no preemptive rights or other rights to subscribe for additional shares.

Shareholders are entitled to receive dividends, when declared by its board of directors, out of funds legally available therefore, subject to the restrictions set forth in the Delaware General Corporation Law. Our board of directors presently intends to retain all of our earnings for the expansion of our business and expects to continue to do so for the foreseeable future.

Shareholders have no conversion rights, redemption rights, or sinking fund provisions. If we were to liquidate, dissolve, or wind up, the holders of the common stock would be entitled to receive, pro rata, our net assets remaining after we satisfy our obligations to creditors. Under our Certificate of Incorporation, we have eliminated the potential liability of directors to our Company, and we are also required to indemnify our directors against any liability for monetary damages, to the extent allowed by Delaware law. All outstanding shares of common stock are fully paid and not subject to further calls or assessments.

7.2. Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock, par value $.001 per share. No shares of preferred stock have been issued. Our board of directors has the power to specify any dividends, powers, rights, or preferences for the preferred stock, in the event any preferred is issued.

7.3. Anti-Takeover Provisions

The Share Purchase Rights Plan

At our annual meeting of the shareholders in November 1999, the shareholders voted in favor of amending the Certificate of Incorporation to increase the shares of common stock we are authorized to issue to 100 million shares. One reason for the increase was to permit the board to adopt a Share Purchase Rights Plan. After the shareholders approved the amendment, the board adopted the Rights Plan.

The Rights Plan is designed to protect and maximize the value of the outstanding equity interests in Tri-Valley in the event of an unsolicited attempt by an acquirer to take over Tri-Valley, in a manner or on terms not approved by the board of directors. Takeover attempts frequently include coercive tactics to deprive a company's board of directors and its stockholders of any real opportunity to determine the destiny of the company. The rights were declared in order to deter these types of coercive tactics, which, include a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

Our board of directors believes the rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment. However, the rights may have the effect of rendering more difficult or discouraging an acquisition of Tri-Valley deemed undesirable by the board of directors. The rights may cause substantial dilution to a person or group that attempts to acquire Tri-Valley on terms or in a manner not approved by our board of directors.

Pursuant to the Share Purchase Rights Plan, we will issue one preferred stock share purchase right for each outstanding share of common stock. Each right entitles the registered holder to purchase from the Company 1/100 of a share of our preferred stock at a purchase price of $20 per share, subject to adjustment. The rights become exercisable after the lapse of either (i) 10 days following a public announcement or disclosure that a person or group of affiliated or associated persons, or an acquiring person, has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock, or (ii) 10 business days, or a later date as may be determined by the board prior to the time a person or group becomes an acquiring person, following the announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a person or group becoming an acquiring person.

The earlier of those dates is called the distribution date. No person or group will be an acquiring person if the board determines in good faith that the person or group who would otherwise be an acquiring person has become one inadvertently, and that person or group promptly takes the actions necessary so that it would no longer be considered an acquiring person.

The rights will expire in December 2009, ten years after the board adopted the rights plan, unless the rights are redeemed earlier or unless the board elects to extend the expiration date.

The number of outstanding rights and the number of shares of common stock issuable upon the exercise of each right also will be subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to distribution of the rights.

If any person or group becomes an acquiring person, each holder of a right, other than the acquiring person, will have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the right unless the event causing the person or group to become an acquiring person is a merger, acquisition or other business combination described in the next paragraph. If we do not have a sufficient amount of authorized common stock to satisfy the obligation to issue shares of common stock, we must deliver upon payment of the exercise price of a right an amount of cash or other securities equivalent in value to the shares of common stock issuable upon exercise of a right.

If any person or group becomes an acquiring person and (i) we merge into or engage in certain other business combination transactions with an acquiring person, or (ii) 50% or more of our consolidated assets or earning power are sold to an acquiring person, each holder of a right, other than the acquiring person will have the right to receive that number of shares of common stock of the acquiring company which will have a market value of two times the exercise price of the right.

At any time after any person becomes an acquiring person and prior to that person or group acquiring 50% or more of the outstanding shares of common stock, the board may exchange the rights, other than rights owned by the acquiring person, at an exchange ratio of one share of common stock, or 1/100 of a preferred share per right.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of a least 1% in the purchase price. No fractional preferred shares will be issued. However, fractions which are integral multiples of 1/100 of a preferred share may, at our election, be evidenced by depositary receipts. In lieu of fractional shares, an adjustment in case will be based on the market price of the preferred shares on the last trading day prior to the date of exercise.

At any time prior to such time as a person or group becomes an acquiring person, the board may redeem all, but not some, of the rights at a price of $0.001 per right. The redemption of the rights may be made effective at the time, on the basis and with any conditions as the Board in its sole discretion may establish. After the period for redemption of the rights has expired, the Board may not amend the rights agreement to extend the period for redemption of the rights. The right to exercise the rights terminates immediately when they are redeemed and the only right of the holders of rights after that time will be to receive the redemption price.

The terms of the rights may be amended by a resolution of the board without the consent of the holders of the rights. However, from and after such time as any person or group becomes an acquiring person, no amendment may adversely affect the interests of the holders of the rights other than an acquiring person.

The rights, by themselves, confer no rights as a Tri-Valley stockholder (such as voting or dividend rights) until the right is exercised.

The preferred shares purchasable upon exercise of the rights, described above, will not be redeemable. Each preferred share will be entitled to a quarterly dividend payment of 100 times the dividend declared per share of common stock. Each preferred share will have 100 votes, voting together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock. In the event of liquidation, each preferred share will be entitled to a $ 1.00 preference, and after payment of the preference, the holders of the preferred shares will be entitled to an aggregate payment of 100 times the aggregate payment made per share of common stock. Because of the nature of the preferred shares' dividend, liquidation and voting rights, the value of the 1/100 interest in a preferred share purchasable upon exercise of each right should approximate the value of the one share of common stock.

A copy of the rights agreement that was adopted by the board has been filed with the Securities and Exchange Commission as an exhibit to our annual report on Form 10-KSB for the year ended December 31, 1999.

The Delaware Business Combination Statute

In addition to the rights agreement, our shareholders have elected to make the company subject to Section 203(b) of the Delaware General Corporation Law. Section 203 is the Delaware business combination statute. It has the effect of deterring hostile takeovers by preventing business combinations with an interested stockholder for a period of three years after that person becomes an interested stockholder. An "interested stockholder" is basically defined by the statute as any owner of 15% or more of the voting stock in a corporation. A "business combination" is defined to include any merger, exchange of corporate assets or stock (including in a subsidiary), or issuance of loans of other benefits.

However, Section 203 does not preclude all business combinations between Tri-Valley and an interested stockholder during that three-year period. Such business combinations may be permitted with an interested stockholder if:

  the business combination transaction, or the transaction in which the interested stockholder became an interested stockholder, is approved by our board of directors prior to the date the interested stockholder obtained this status;
  on or subsequent to this date the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66.66% of the shares of our outstanding common stock which are not owned by the interested stockholder; or
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the shares of our common stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by:
  persons who are directors and also officers; and
  employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer.

The provisions of Section 203 may encourage persons interested in acquiring Tri-Valley to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder.

There is a risk that this amendment could make it more difficult to accomplish transactions which Tri-Valley's stockholders may otherwise deem to be in their best interests. It is possible that Section 203 might discourage potential purchasers from considering a bid for Tri-Valley's stock, because it will be harder to acquire controlling interest in Tri-Valley if our board decides an offer is not in the best interest of shareholders.

Section 203 automatically applies to corporations which have a class of stock that is (1) listed on a national securities exchange; (2) authorized for quotation on Nasdaq; or (3) held of record by more than 2,000 stockholders. We believe that we have 2,000 shareholders, more or less. The shareholders' election (adopted at our 2000 annual meeting) means that Section 203 applies to us no matter whether we have more or less than 2,000 record shareholders.

To our knowledge, currently there are no "interested stockholders" who would be subject to the restrictions on business combinations contained in Section 203, and we do not know of any any currently proposed transactions which would make anyone become an "interested stockholder."

8. EXPERTS

The consolidated financial statements of Tri-Valley Corporation, for December 31, 2000, and December 31, 1999, and for the years then ended, appearing in this prospectus have been audited by Brown Armstrong Accountancy Corporation, independent auditors, as set forth in their report thereon, in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The legality of the securities offered hereby will be passed upon for us by Strasburger & Price, LLP, Austin, Texas.

9. INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document. We incorporate by reference the documents listed below (SEC file number 0-6119) and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all shares offered by this Prospectus or until this offering is otherwise completed:

    Our Annual Report on Form 10-KSB for the year ended December 31, 2000.
    Our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001.
    Our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2001.
    Our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001.

We are delivering with this Prospectus a copy of our Form 10-K and our latest Form 10-Q. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus, or made herein, is modified or superseded for purposes of this Prospectus to the extent that a statement contained in this registration statement or in any subsequently filed document, which also is incorporated by reference, modifies or supersedes the statement. Any statement that is modified or superseded does not, except as modified or superseded, constitute a part of this Prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. We will provide this information upon written or oral request at no cost to the requester if the request is made to Thomas J. Cunningham at 5555 Business Park South, Suite 200, Bakersfield, California 93309, (661) 864-0500.

We file annual, quarterly and period reports, proxy statements and other information with the Securities and Exchange Commission using the SEC's EDGAR system. The SEC maintains a site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us and other registrants that file reports electronically with the SEC. You may read and copy any materials that we file with the SEC at its Public Reference Room at 450 5th Street, N.W., Washington, D.C. 20549. Our common stock is listed on the OTC Bulletin Board, under the symbol TRIL. Please call the SEC at 1-800-SEC-0330 for further information about their public reference rooms.

We furnish our shareholders with a copy of our annual report on Form 10-KSB, which contains audited financial statements, and such other reports as we, from time to time, deem appropriate or as may be required by law. We use the calendar year as our fiscal year.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated herein. This prospectus is not an offer to sell these securities in any state where the offer or sale of these securities is not permitted. The information in this prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date. If any material change occurs during the period that this prospectus is required to be delivered, this prospectus will be supplemented or amended.

10. DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Under our Certificate of Incorporation, we have eliminated the potential liability of directors to us, and we are required to indemnify our directors against any liability for monetary damages, to the extent allowed by California law. The California Corporations Code allows corporations, including our Company, to eliminate or limit the liability of directors for monetary damages except to the extent that the acts of the director are in bad faith, constitute intentional or reckless misconduct, result in an improper personal benefit, or amount to an abdication of the directors' duty. The Corporations Code provisions do not affect the availability of equitable remedies against directors nor change the standard of duty to which directors are held. Our Certificate of

Incorporation also provide that if California law is amended to provide additional indemnity or relief from liability to directors, such relief or indemnity shall automatically be applied for the benefit of our directors.

The Securities and Exchange Commission has stated that, in its opinion, indemnification of officers and directors for violations of federal securities laws is unenforceable and void as a matter of public policy.

TABLE OF CONTENTS

1. PROSPECTUS SUMMARY		1
1.1.	Tri-Valley Corporation	1
1.2.	Securities to be Issued to Swartz Private Equity	1
1.3.	The Offering	2
1.4.	Summary Financial Information	2
2. RISK FACTORS		4
2.1.	Our success depends heavily on market conditions and prices for oil and gas.	4
2.2.	Estimating oil and gas reserves leads to uncertain results and thus our estimates of value of those reserves could be incorrect.	4
2.3.	Continued production of oil and gas depends on our ability to find or acquire additional reserves, which we may not be able to find.	4
2.4.	Oil and gas reserves are concentrated in California. Because we are not diversified geographically, local conditions may have a greater effect on us than on other companies.	5
2.5.	Oil and gas drilling and production activities are subject to numerous mechanical and environmental risks and could cause less production.	5
2.6.	Drilling is a speculative activity, because assessments of drilling prospects are inexact.	6
2.7.	We make substantial capital expenditures for our exploration and development projects, and may not profit from all projects.	6
2.8.	If our production is not marketable, we will not profit.	7
2.9.	We may not be able to successfully compete with other companies.	7
2.10.	Governmental regulations make production more difficult, and production costs higher.	7
2.11.	The departure of any of our key personnel would slow our operations until we could fill the position again.	8
2.12.	Shares issued in the Investment Agreement could dilute our stock price on future sale.	8
2.13.	The sale of large amounts of our common stock could reduce our stock price and encourage short sales.	8
2.14.	Penny stock rules may make it more difficult to sell our stock.	9
2.15.	Investment Agreement with Swartz may not provide adequate financing.	9
2.16.	We may use the proceeds of this offering in ways with which you may not agree.	9
3. USE OF PROCEEDS		9
4. THE INVESTMENT AGREEMENT		10
4.1.	Summary	10
4.2.	Procedure	10
4.3.	Sample Calculations	11
4.4.	Limitations and Conditions to our Put Rights	13
4.5.	Short Sales	14
4.6.	Put Interruption and Cancellation	15
4.7.	Termination of Investment Agreement	15
4.8.	Costs of Closing the Transaction	15
4.9.	Capital Raising Limitations	15
4.10.	Warrants Issued to Swartz	16
4.11.	Registration Rights	16
4.12.	Swartz's Right of Indemnification	16
5. THE SELLING SECURITY HOLDER		17
6. PLAN OF DISTRIBUTION		17
7. DESCRIPTION OF SECURITIES		18
7.1.	Common Stock	18
7.2.	Preferred Stock	18
7.3.	Anti-Takeover Provisions	19
8. EXPERTS		23
9. INFORMATION INCORPORATED BY REFERENCE		23
10. DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION		24

UNTIL xxxx, 2002 (40 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14 Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby, all of which will be paid by the Company:

Item	Amount [1]
SEC registration fee	2,805
Printing and duplicating expense	2,000
Legal fees and expenses	12,000
Accounting fees and expenses	5,000
Blue sky fees	500
Miscellaneous expenses	2,000
Total:	24,305

1 All items other than SEC registration fee are estimates.

Item 15 Indemnification of Directors and Officers

Under our Certificate of Incorporation, we have eliminated the potential liability of Directors to us, and we are also required to indemnify our Directors against any liability for monetary damages, to the extent allowed by California law. The California Corporations Code allows corporations, including our Company, to eliminate or limit the liability of directors for monetary damages except to the extent that the acts of the director are in bad faith, constitute intentional or reckless misconduct, result in an improper personal benefit, or amount to an abdication of the directors' duties. The Corporations Code provisions do not affect the availability of equitable remedies against directors nor change the standard of duty to which directors are held. Our Certificate of Incorporation also provide that if California law is amended to provide additional indemnity or relief from liability to directors, such relief or indemnity shall automatically be applied for the benefit of our Directors.

The Securities and Exchange Commission has stated that, in its opinion, indemnification of officers and directors for violations of federal securities laws is unenforceable and void as a matter of public policy. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by final adjudication.

Item 16 Exhibits and Financial Statements

See the Exhibit Index, which is incorporated herein by reference.

Item 17 Undertakings

The undersigned registrant hereby undertakes:

(a) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(1) include any prospectus required by section 10(a)(3) of the Securities Act.

(2) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(3) To include any additional or changed material information on the plan of distribution.

(b) That, for determining liability under the Securities Act of 1933, the Registrant will treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(c) To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the end of the offering.

The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Because indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers, and controlling persons of the Registrant pursuant to the provisions set forth or described in Item of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Tri-Valley Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bakersfield, State of California, on December 13, 2001.

TRI-VALLEY CORPORATION

F. Lynn Blystone

F. Lynn Blystone

President and Chief Executive Officer

SPECIAL POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of Tri-Valley Corporation, a Delaware corporation, and the undersigned directors and officers of Tri-Valley Corporation, hereby constitutes and appoints F. Lynn Blystone, its or his true and lawful attorneys-in-fact and agents, for it or him in its or his name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this report, and to file each such amendment to this report, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises, as fully to all intents and purposes as it or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

F. Lynn Blystone	President, CEO and Director of Tri-Valley Corporation and Tri-Valley	December 13, 2001
F. Lynn Blystone	Power Corporation, and CEO of Tri-Valley Oil & Gas Company

*______________	Director	December 13, 2001
Dennis P. Lockhart

*______________	Director	December 13, 2001
Milton J. Carlson

*______________	Director	December 13, 2001
Earl H. Beistline

*______________	Director	December 13, 2001
Loren J. Miller

*______________	Director	December 13, 2001
C. Chase Hoffman

* By F. Lynn Blystone, attorney in fact.

EXHIBIT INDEX
Exhibit	Description

3.1	Amended and Restated Certificate of Incorporation of Tri-Valley Corporation, incorporated by reference to Exhibit A to Schedule 14A, Definitive Proxy Statement filed July 26, 2000.
3.2	Amended and Restated Bylaws of Tri-Valley Corporation, incorporated by reference to Exhibit 3.3 to Form 10-KSB for the year ended December 31, 1999, filed March 24, 2000.
4.1	Rights Agreement, incorporated by reference to Exhibit 99.1 to Form 10-KSB filed March 24, 2000.
5.1 *	Form of Opinion of Strasburger & Price, LLP, as to the validity of the shares being offered.
10.1	Employment Agreement between Tri-Valley Corporation and F. Lynn Blystone.
10.2 *	Investment Agreement between Tri-Valley Corporation and Swartz Private Equity, LLC, dated September 13, 2001 with all exhibits.
10.3 *	Warrant to Purchase Common Stock Issued in Connection with the Investment Agreement, dated September 13, 2001.
10.4 *	Registration Rights Agreement Issued in Connection with the Investment Agreement, dated September 13, 2001.
10.5	Tri-Valley Corporation 1998 Stock Option Plan, incorporated by reference to the Definitive Schedule 14A and Proxy Statement Filed July 7, 1998.
23.1 *	Consent of Brown Armstrong Randall Reyes Paulden & McCown Accountancy Corporation.
23.2 *	Consent of Strasburger & Price, LLP, included in Exhibit 5.1.
24.1	Power of Attorney, included on the signature page to the registration statement.

* Filed with this Amendment No. 1 to Form S-2.